[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 22, 2015

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GFI Group Inc.
DFAN14 filed by BGC Partners, Inc. and BGC Partners, L.P.
Filed January 21, 2015
File No. 001-34897

Dear Mr. Orlic:

On behalf of our clients, BGC Partners, Inc. and BGC Partners, L.P. (collectively, the “Company”), we are providing the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 22, 2015, with respect to the additional definitive proxy soliciting materials filed by non-management referenced above (the “DFAN14”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

General

1.	We note the statement that “ISS recognizes the economic inferiority and conflicted nature of the proposed CME-GFI management $5.85 stock and cash transaction….” Please provide support for the assertion that ISS recognizes the “conflicted nature” of the CME-GFI proposal.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the language in the press release filed as part of the DFAN14 was included on the basis of the following language, which appears in the report published on January 21, 2015 by Institutional Shareholder Services on CME-GFI management transaction (emphasis added):

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

January 22, 2015

“Either of the two competing offers is likely to deliver greater value to unaffiliated shareholders than remaining standalone. While the CME transaction appears to have arisen out of significant conflicts of interest among the management consortium which has arranged, seemingly as part of negotiations with CME, to buy the IDB business, the bidding war – much of which, on the CME side, has been funded by an increase in the price that same management consortium must now pay for the IDB business – has increased the merger consideration to unaffiliated shareholders so substantially that even the economically inferior offer now represents a premium of more than 88 percent.”

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:	Stephen M. Merkel, BGC Partners, Inc.